Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196549

AMERICAN REALTY CAPITAL GLOBAL TRUST II, INC.
SUPPLEMENT NO. 10, DATED FEBRUARY 3, 2015,
TO THE PROSPECTUS, DATED AUGUST 26, 2014

This prospectus supplement, or this Supplement No. 10, is part of the prospectus of American Realty Capital Global Trust II, Inc., or the Company, dated August 26, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 26, 2014, or Supplement No. 1, Supplement No. 2, dated October 17, 2014, or Supplement No. 2, Supplement No. 3, dated October 20, 2014, or Supplement No. 3, Supplement No. 4, dated November 3, 2014, or Supplement No. 4, Supplement No. 5, dated November 6, 2014, or Supplement No. 5, Supplement No. 6, dated November 21, 2014, or Supplement No. 6, Supplement No. 7, dated December 18, 2014, or Supplement No. 7, Supplement No. 8, dated January 9, 2015, and Supplement No. 9, dated January 22, 2015, or Supplement No. 9. This Supplement No. 10 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9 and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9. This Supplement No. 10 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 10 is to:

•	update our disclosure relating to our financial obligations; and
•	update disclosure relating to our plan of distribution.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby added as a new section immediately following the section “Description of Real Estate Investments — Probable Property Investments,” as included in Supplement No. 4.

“Financing Obligations

Barclays Credit Agreement

On January 28, 2014, we, through our operating partnership, entered into a credit agreement, or the Credit Agreement, relating to a credit facility, or the Credit Facility, with Barclays Bank PLC. The Credit Facility provides for aggregate commitments for borrowings up to $100.0 million, including swingline loans up to $50.0 million and letters of credit up to $25.0 million, subject in each case to borrowing base availability and certain other conditions. Through an uncommitted “accordion feature,” our operating partnership, subject to certain conditions, including obtaining additional commitments from lenders, may request additional commitments under the Credit Facility to increase the aggregate commitments under the Credit Facility to up to $1,250.0 million. Borrowings under the Credit Facility are expected to be used, along with cash on hand, to finance portfolio acquisitions and for general corporate purposes. Availability of borrowings is based on a pool of eligible unencumbered real estate assets.

Barclays Bank PLC acts as administrative agent, sole bookrunner, sole lead arranger and initial lender under the Credit Facility.

The Credit Facility will mature on January 28, 2017, provided that our operating partnership, subject to certain conditions, may elect to extend the maturity date to January 28, 2019, and, thereafter, to January 28, 2020. Borrowings under the Credit Facility will bear interest at either (i) Alternate Base Rate plus an applicable spread ranging from 0.5% to 1.10%, depending on our consolidated leverage ratio, (ii) Adjusted LIBO Rate plus an applicable spread ranging from 1.50% to 2.10%, depending on our consolidated leverage ratio or (iii) Adjusted EURIBOR Rate plus an applicable spread ranging from 1.50% to 2.10%, depending on our consolidated leverage ratio. “Alternate Base Rate” is defined in the Credit Agreement as the greatest of (a) the prime rate in effect on such day; (b) the federal funds effective rate in effect on such day plus 0.50%; and (c) Adjusted LIBO Rate for a one month interest period on such day plus 1.00%. “Adjusted LIBO Rate” refers to the London interbank offered rate, adjusted based on applicable reserve percentages established by the Federal Reserve. “Adjusted EURIBOR Rate” refers to the Euro interbank offered rate, adjusted based on applicable reserve percentages in effect on such day for fundings in Euros maintained by commercial banks which lend in Euros. If any principal or interest on any loan under the Credit Facility or any other amount payable by our operating partnership under the Credit Facility is not paid when due, such overdue amount will bear interest at, in respect of principal, 2% plus the rate otherwise applicable to such principal amount, or, in respect of any other amount, 2% plus the rate otherwise applicable to loans under the Credit Agreement bearing interest at the Alternate Base Rate.

Upon an event of an event of default, at the election of the administrative agent or upon direction to the administrative agent by the majority of the lenders (or automatically upon a bankruptcy event of default with respect to our operating partnership), the commitments of the lenders under the Credit Facility terminate, and payment of any unpaid amounts in respect of the Credit Facility is accelerated. Our operating partnership may incur unused fees on a quarterly basis and in other circumstances to the extent it has not used commitments under the Credit Facility. In addition, our operating partnership incurs customary administrative agent, letter of credit issuance, letter of credit fronting, extension and other fees.

Borrowings under the Credit Facility are subject to customary conditions including (a) the bring-down of the representations and warranties set forth in the Credit Agreement, (b) the absence of a default existing, (c) timely notice by our operating partnership and (d) borrowing base availability. The Credit Facility also contains various customary covenants, including but not limited to financial maintenance covenants with respect to a maximum borrowing base debt service coverage ratio, a maximum consolidated leverage ratio, a minimum consolidated fixed charges coverage ratio, a maximum consolidated secured debt ratio, a maximum consolidated secured recourse indebtedness ratio and minimum consolidated tangible net worth. Any failure to comply with these financial maintenance covenants would constitute an event of default under the Credit

Facility, would prevent further borrowings thereunder and could result in the termination of the commitments of the lenders under the Credit Facility and the acceleration of the obligations under the Credit Facility. The Credit Agreement also includes customary restrictions on, inter alia, indebtedness, liens, negative pledges, restrictions on intercompany transfers, fundamental changes, investments, transactions with affiliates and restricted payments.

We have guaranteed the obligations under the Credit Facility on an unsecured basis. Certain subsidiaries of our operating partnership have guaranteed or may guarantee the obligations under the Credit Facility on a secured basis, with such security limited to certain equity pledges and related distributions and related assets.”

Plan of Distribution

The following disclosure is hereby added as a new sub-section under the section entitled “Plan of Distribution — Volume Discounts” on page 231 of the Prospectus.

“Purchase of Shares Subject to Volume Discount

In February 2015, we intend to enter into an agreement with a single investor, or the Major Investor, whereby the Major Investor agrees to purchase during the course of this offering a minimum of $5,000,000 in value of shares of our common stock in consideration for reduced selling commissions and dealer manager fees. In exchange for the Major Investor’s agreement to purchase a minimum of $5,000,000 in value of shares of our common stock, we would sell such shares to the Major Investor at $23.125 per share, from which we would receive net proceeds of $22.50 per share. We expect that such purchases by the Major Investor would occur in multiple transactions during the course of this offering. The Major Investor would pay for all shares purchased in each transaction at the time of such transaction. Accordingly, the Major Investor would purchase from us a minimum of 216,216.22 shares (calculated by dividing the minimum purchase amount of $5,000,000 by the purchase price of $23.125 per share). We may issue fractional shares to the Major Investor. Other investors who wish to purchase a minimum of $5,000,000 in value of shares of our common stock during the course of our offering in consideration for reduced selling commissions and dealer manager fees also may purchase such shares at $23.125 per share.”